SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For June 2, 2006

                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)
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   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

               Form 20-F    X                  Form 40-F
                        ---------                       ---------

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes                              No      X
                        ---------                       ---------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
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             CNOOC Ltd. Signs Loan Agreement with China EXIM Bank

(Hong Kong, June 2, 2006) - CNOOC Limited (NYSE: CEO, SEHK: 883, "the Company") announced today that its wholly owned subsidiary, CNOOC China Limited, has signed a loan agreement with Export and Import Bank of China (China EXIM Bank).

The total amount of the loan is RMB 12.8 billion with a tenor of 10 years. The interest rate of the loan is fixed at 4.05%. The Company has the right of pre-repayment without any penalty. After funding, the Company's debt to capitalization ratio will still be under 25%. The proceeds will be used for the Company's ongoing capital needs in Nigeria and to meet general capital expenditure requirement of other projects.

Mr. Yang Hua, Executive Vice President and CFO of the Company commented, "We're glad to obtain the loan from China EXIM Bank, which offered us attractive terms. Prudent financial discipline is what we have always pursued. We believe this financing activity will further optimize our capital structure and potentially enhance the return to our shareholders."

                                    - End -

Notes to Editors:
More information about the Company is available at http://www.cnoocltd.com.

                                *** *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

                                *** *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:  Sharon.Fung@knprhk.com

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              CNOOC Limited

                                              By: /s/ Victor Zhikai Gao
                                                  -------------------------
                                                  Name: Victor Zhikai Gao
                                                  Title:  Company Secretary

Dated: June 2, 2006